NO ACT

DC
PC
1-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040710

Received SEC
FEB 2 5 2008
Washington, DC 20549

February 25, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

Christopher Davies, Esq.
Senior Securities Counsel
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, FL 33445

Re: Office Depot, Inc.
Incoming letter dated January 8, 2008

Dear Mr. Davies:

This is in response to your letters dated January 8, 2008, January 17, 2008, and February 21, 2008 concerning the shareholder proposal submitted to Office Depot by John Chevedden. We also have received letters from the proponent dated January 10, 2008 and January 21, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Office DEPOT.

January 8, 2008

RECEIVED
2008 JAN -9 PM 12: 00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

<u>VIA FEDERAL EXPRESS</u>
<u>PRIORITY OVERNIGHT SERVICE</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: <u>Office Depot, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8</u>

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by John Chevedden (the "***Proponent***"), and received by the Company on November 24, 2007, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "***2008 Meeting***").

In our view, the Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous share ownership in response to the Company's request for that information, and we respectfully request that the Staff concur with our determination.

This letter is being filed with the Staff less than 80 calendar days before the Company intends to file its definitive Proxy Materials for the 2008 Meeting with the Commission. As further described below, the Company respectfully requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause. The Company currently anticipates that the Proxy Materials and form of proxy will be finalized for distribution on or about March 12, 2008. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 8, 2008.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

1. This letter;

2. The Proposal and the Supporting Statement submitted by the Proponent, attached as **<u>Exhibit A</u>**;

3. A copy of a letter from the Company to the Proponent dated December 3, 2007, attached as **<u>Exhibit B</u>**;

4. Proof of delivery to the Proponent, attached as **<u>Exhibit C</u>**;

5. A copy of a letter from the Company to the Proponent dated January 7, 2008, attached as **Exhibit D**; and

6. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. We understand that the Staff has confirmed that Rule 14a-8(k) requires shareholder proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if he elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company amend its bylaws and any other appropriate governing documents so that there are no restrictions on the Company's shareholders to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting. The Proposal and the Supporting Statement are attached as **Exhibit A**.

ANALYSIS

The Proposal and the Supporting Statement May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company has determined that it may exclude the Proposal and the Supporting Statement under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in pertinent part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal."

The Company received the Proposal on November 24, 2007. The Proponent's correspondence did not include evidence demonstrating the Proponent's satisfaction of the share ownership requirements under Rule 14a-8(b). The Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record and the Proponent's correspondence instructs the Company to advise the Proponent if the Company wishes to receive a "broker letter" from the Proponent. Accordingly, on December 3, 2007, Christopher K. Davies, the Company's Securities Counsel, sent a letter to the Proponent directly via facsimile and by US Postal Service Express Overnight Mail (the "***Deficiency Notice***") informing him that the Company had not received the information required by Rule 14a-8(b). The Deficiency Notice was delivered to the Proponent within 14 days after the Company received the Proposal. *See* **Exhibit C.** The Deficiency Notice informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies, including the proof of ownership required under Rule 14a-8(b). The Company did not receive a response to the Deficiency Notice. As a courtesy, the Company contacted the Proponent via telephone and informed the Proponent that the Company had not received proof of ownership as requested by the Company's in the Deficiency Notice. Subsequent to that conversation the Company received an email from the Proponent in which the Proponent stated that a broker letter was faxed to the Company on December 4, 2007. However, to date the Company has not received any broker letter confirming the Proponent's ownership. On January 7, 2008, the Company sent another letter to the Proponent informing him that the Company had not received the information requested in the Deficiency Notice and that the Company intended to exclude the Proposal from the Proxy Materials. *See* **Exhibit D**.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be transmitted no later than 14 days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Motorola, Inc.* (January 10, 2005), *Johnson & Johnson* (January 3, 2005); *Agilent Technologies* (November 19, 2004); and *Intel Corp.* (January 29, 2004). More specifically, the Staff consistently has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *International Business Machines Corp.* (December 5, 2006); *General Motors Corp.* (April 3, 2006); *Intel Corp.* (February 8. 2006); *Crown Holdings, Inc.* (January 27, 2005); and *Lucent Technologies, Inc.* (November 26, 2003). Similarly, in the instant matter, the Proponent has not responded to the Company's request for documentary support that he had "satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)."

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal and the Supporting Statement may be omitted from the Proxy Materials for the 2008 Meeting under Rule 14a-8(b) and Rule 14a-8(f)(1).

Request for waiver of the 80 Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause." The Company believes that it has "good cause" for the delay. As described above, the Company has communicated with the Proponent on numerous occasions regarding the Proposal. The Company believes that the Staff will not be unduly burdened by this request and we hope will have adequate time to consider the arguments presented above. The Company also believes that the Proponent will be not be prejudiced or harmed by the waiver since the Proponent was already aware of the Company's position with respect to the Proposal. Because of the facts described above, the Company respectfully requests waiver of the 80-day requirement.

The Company anticipates that the Proxy Materials and form of proxy will be finalized for distribution on or about March 12, 2008. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 8, 2008.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2008 Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (561) 438-8708 or Elisa Garcia, our General Counsel, at (561) 438-1837.

Sincerely,

Christopher K. Davies, Esq.
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, Florida 33445
P: (561) 438-8708
F: (561) 438-4464
Christopher.Davies@OfficeDepot.com

Enclosures

cc: John Chevedden

Exhibit A

Dear Ms. Garcia, This attached Rule 14a-8 proposal was faxed today to FX: 561-438-4001.
Sincerely,
John Chevedden

[ODP: Rule 14a-8 Proposal, November 24, 2007]
3 Special Shareholder Meetings
RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration.
Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

John Chevedden, Redondo Beach, Calif. said the merits of this proposal should also be considered in the context of our company¹s overall corporate governance structure and individual director performance. For instance in
2007 the following structure and performance issues were identified:
€ The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company ³High Concern² in executive pay.
The Corporate Library said the amount of our CEO¹s ³All Other Compensation² questions our board's ability to ensure that the executive pay process is sufficiently performance-related.
€ We did not have an Independent Chairman Independent oversight concern.
€ Plus our Led Director, Mr. Austrian, has non-director links to our company Independence concern.
€ Three directors had 16 to 20 years tenure Independence concern:
Mr. Fuente
Mr. Hedrick
Mr. Meyers

Additionally:
€ Two of our directors served on 4 boards each including one board each rated ³D² by The Corporate Library;
Ms. Gaines Fannie Mae (FNM)
Ms. Evans Lehman Brothers (LEH)
€ We had no shareholder right to:
1) Cumulative voting.
2) Call a special meeting.
€ Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.
The above concerns shows there is room for improvement and reinforces the reason to encourage our board to respond positively to this proposal:
Special Shareholder Meetings
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding
text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by ³3²
above) based on the chronological order in which proposals are submitted.
The requested designation of ³3² or higher number allows for ratification of auditors to

be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
€ the company objects to factual assertions because they are not supported; € the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; € the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or € the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary¹s office.

Exhibit B

Office DEPOT

file

By Overnight Delivery and Facsimile

December 3, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, California 90278

Office Depot Inc. (the "***Company***") hereby acknowledges the shareholder proposal contained in your correspondence of November 24, 2007. Your proposal requests that the Company amend its Bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting (the "***Proposal***"). You have requested that the Proposal be included in the Company's proxy materials for the 2008 Annual Meeting of Shareholders.

Eligibility requirements regarding shareholder proposals are set forth in Rule 14a-8 (copy enclosed) of the rules of the United States Securities and Exchange Commission (the "***SEC***"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company. Accordingly, the Company hereby requests that, pursuant to Rule 14a-8(b) you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of the Company's common stock, and (ii) that you have been the beneficial owner of such securities for one or more years.

We further request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

As required by Rule 14a-8, it is imperative that you comply with our requests within 14 days of your receipt of this letter so that we can, among other matters, avoid petitioning the SEC for no-action relief on this subject.

If you would like to discuss the SEC rules regarding shareholder proposals or anything else relating to the Proposal, please contact me at (561) 438-8708 or Elisa Garcia at (561) 438-1837. Thank you for your interest in the Company.

Very truly yours,

Christopher K. Davies

Christopher K. Davies, Esq.
Securities Counsel, Office Depot

Shipment Receipt

(Keep this for your records.)

Transaction Date 03 Dec 2007

Address Information

Ship To:
Mr. John Chevedden
310.371.7872
2215 Nelson Ave., No. 205
REDONDO BEACH CA 90278-2453
Residential

Shipper:
Office Depot, Inc.
Christopher Davies
561-438-1301
2200 Old Germantown Road
Office of the General Counsel
Delray Beach FL 33445

Shipment Information

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Package Information

Package 1 of 1

Tracking Number:	1Z003F350195849997
Package Type:	UPS Letter
Actual Weight:	Letter
Billable Weight:	Letter
Cost Center:	10000 164
User:	Cheryl Williams
User Description:	Shareholder Proposal Letter

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Exhibit D

Office DEPOT

Christopher Davies, Esq.
Securities Counsel
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, Florida 33445
P-561-438-8708
F-561-438-4464
Christopher.Davies@OfficeDepot.com

By Overnight Delivery and Facsimile

January 7, 2008

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

In my letter sent to you on December 3, 2007, we requested that you provide us proof of your ownership of our stock by delivering to us (i) a broker's letter verifying that at the time of submission of your proposal, you continuously held the stock at least one year or (ii) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting your ownership of the stock before the date on which the one-year period begins. We requested that such proof of ownership be provided to us within 14 days of receipt of my letter of December 3, 2007. My letter was faxed to you on December 3, 2007 and a hard copy of the same was delivered to you on December 4, 2007. To date, we have not received any such proof of ownership.

As a courtesy to you, I called you on December 20, 2007 and informed you that we had not received proof of ownership by the due date of your response. Subsequent to our conversation, I received an email from you in which you stated that "a broker letter was faxed to Mr. Davies (me) on December 4". However, please be advised that we did not receive any such letter from you or from your broker. As a result, we intend to exclude your proposal from our proxy materials for the next annual meeting.

Sincerely,

Christopher K. Davies, Esq.
Securities Counsel, Office Depot

Shipment Receipt (Keep this for your records.)

Transaction Date 07 Jan 2008

Address Information

Ship To:
Mr. John Chevedden
310.371.7872
2215 Nelson Ave., No. 205
REDONDO BEACH CA 90278-2453
Residential

Shipper:
Office Depot, Inc.
Christopher K. Davies, Esq.
561-438-1301
2200 Old Germantown Road
Office of the General Counsel
Delray Beach FL 33445

Shipment Information

Service: UPS Next Day Air
*Guaranteed By: 10:30 AM, Tues. 8 Jan. 2008

Fuel Surcharge: **4.81

Shipping: **24.65

Package Information

Package 1 of 1
Tracking Number: 1Z003F350195838203
Package Type: UPS Letter
Actual Weight: Letter
Billable Weight: Letter
Cost Center: 10000 164
User: Cheryl Williams
User Description: Shareholder Letter

Billing Information

Bill Shipping Charges to: Shipper's Account UPS Account

Total: **All Shipping Charges in USD** **29.46

Note: Your invoice may vary from the displayed reference rates.

* For delivery and guarantee information, see the UPS Service Guide. To speak to a customer service representative, call 1-800-PICK-UPS for domestic services and 1-800-782-7892 for international services.

** Detailed information on fuel surcharges is also available.

Responsibility for Loss or Damage
Unless a greater value is recorded in the declared value field as appropriate for the UPS shipping system

Office DEPOT.

January 17, 2008

VIA UNITED PARCEL SERVICE
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Office Depot, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "Company"), I am writing to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission in response to the January 10, 2008 letter from Mr. John Chevedden (the "Proponent"). In this regard, the Company wishes to inform the Staff that the Company has received two separate emails from the Proponent. The first email was received on January 8, 2008. Attached to that email were two facsimile confirmation sheets. The email and the facsimile confirmation sheets did not contain a broker's letter or any other information that would allow the Company to verify the Proponent's ownership of its stock. The January 8th email and the facsimile confirmation sheets were received after the Company mailed its no action request to the Staff on January 8, 2008 and have been attached hereto as **Exhibit A**.

The Company received a second email from the Proponent on January 10, 2008. Attached to that email was the Proponent's response to our no-action request dated January 10, 2008, a broker's letter dated December 4, 2007 and copies of the same two facsimile confirmation sheets that were attached to the Proponent's January 8th email. The Proponent's January 10th email, his response to our no action request and the broker letter are attached hereto as **Exhibit B**.

I respectfully note for the information of the Staff, that on December 3, 2007 the Company sent a letter to the Proponent to notify him that his shareholder proposal delivered to the Company on November 24, 2007, was deficient (the "Deficiency Notice"). In the Deficiency Notice, the Company requested that the Proponent provide the Company a broker letter or some other information that would allow the Company to verify the Proponent's ownership of the Company's stock. In the Deficiency Notice, the Company requested that the Proponent provide such ownership information within 14 days. On December 20, 2007, the Company contacted the Proponent via telephone and informed him that he had neglected to deliver a broker letter or any other proof of ownership as the Company had requested in its Deficiency Notice. In this telephone conversation, the Proponent informed the undersigned that he had submitted a broker letter on December 4th to the Company and I indicated to him that the Company had received no such communication. Despite our requests, the Proponent did not provide the Company with a broker letter until January 10, 2008. Which is more than 14 days after the Proponent received the Company's request. Therefore, the Proponent has not provided proof of continuous share ownership within the requisite period of time pursuant to Rule 14a-8. We therefore renew our request that the Staff concur with our view that the Proponent's proposal and supporting statement may be excluded from the Company's proxy materials for its 2008 Annual Meeting.

In his letter to the Staff dated January 10, 2008, the Proponent has stated that five pages of the Company's no action request are materially illegible. We have reviewed the Company's no action request. We note that only the first paragraph of the Proponent's proposal, attached to the no action request as Exhibit A, is partially illegible. However, we provided these materials to the Staff in the same condition in which we received them from the Proponent and therefore we have little control over the quality of Proponent's materials. In the Proponent's response to our no action request, the Proponent stated that he did not receive Exhibit C attached to that request. Exhibit C is the proof of delivery of our Deficiency Notice to the Proponent. We believe that all of the exhibits were attached to the original submission which was sent to the Proponent by overnight mail. However, in the event that Exhibit C was not attached, we have attached it hereto again as **Exhibit C**. We have also delivered a copy of Exhibit C to the Proponent via facsimile and overnight mail.

If the Staff has any questions or comments regarding the foregoing, please contact me at (561) 438-8708.

Sincerely,

Christopher K. Davies, Esq.
Securities Counsel, Office Depot, Inc.

Enclosures

cc: John Chevedden

Exhibit A

Christopher-Davies

From: olmsted [olmsted7p@earthlink.net]
Sent: Tuesday, January 08, 2008 6:39 PM
To: Christopher-Davies
Subject: (ODP) Broker Letter

Attachments: ODP=SPM=FC.pdf; ODP=SPM=FC_1.pdf

ODP=SPM=FC.pdf (35 KB) ODP=SPM=FC_1.pdf (34 KB)

Mr. Davies, Attached are two fax confirmations for the broker letter.
Sincerely,
John Chevedden

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
			0251	TRANSMIT	ECM	1	OK	00'27
			0252	TRANSMIT	ECM	1	OK	00'20
			0253	TRANSMIT	ECM	1	OK	00'20
			0254	TRANSMIT	ECM	1	OK	00'16
			0255	TRANSMIT	ECM	1	OK	00'29
			0256	TRANSMIT		0	NG 0 STOP	00'00
			0257	TRANSMIT		0	NG 0 STOP	00'00
			0258	TRANSMIT	ECM	1	OK	00'18
			0259	TRANSMIT		0	NG 0 STOP	00'00
			0260	TRANSMIT	ECM	1	OK	00'17
			0261	TRANSMIT	ECM	1	OK	00'19
			0262	TRANSMIT	ECM	1	OK	00'17
			0263	TRANSMIT		0	NG 0 STOP	00'00
			0264	TRANSMIT		0	NG 0 STOP	00'00
			0265	TRANSMIT	ECM	1	OK	00'16
			5024	AUTO RX	ECM	5	OK	00'43
			0266	TRANSMIT	ECM	1	OK	00'27
			0267	TRANSMIT	ECM	1	OK	00'16
			0268	TRANSMIT		0	NG 0 #018	00'00
12/04 13:43	15614384001		0269	TRANSMIT	G3	1	OK	00'44

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
12/04 13:50	15614381845		0270	TRANSMIT	ECM	1	OK	00'38
			0271	TRANSMIT	G3	1	OK	00'34
			0272	TRANSMIT	ECM	1	OK	00'17
			0273	TRANSMIT	ECM	1	OK	00'16
			5025	AUTO RX	ECM	4	OK	01'57
			0274	TRANSMIT	ECM	3	OK	00'42
			0275	TRANSMIT	ECM	3	OK	00'48
			0276	TRANSMIT	ECM	4	OK	00'59
			0277	TRANSMIT	ECM	4	OK	00'35
			0278	TRANSMIT	G3	0	NG 0	00'47
			0279	TRANSMIT	ECM	4	OK	00'38
			0280	TRANSMIT	ECM	4	OK	00'41
			0281	TRANSMIT	ECM	4	OK	01'19
			0282	TRANSMIT	ECM	4	OK	01'19
			0283	TRANSMIT	G3	1	OK	00'37
			0284	TRANSMIT	ECM	1	OK	00'19
			0285	TRANSMIT	ECM	3	OK	00'43
			0286	TRANSMIT	ECM	3	OK	00'43
			0287	TRANSMIT	ECM	4	OK	01'02
			0288	TRANSMIT	G3	4	OK	01'38

Exhibit B

Christopher-Davies

From: olmsted [olmsted7p@earthlink.net]
Sent: Thursday, January 10, 2008 6:00 PM
To: CFLETTERS@SEC.GOV
Cc: Christopher-Davies
Subject: # 1 Office Depot, Inc. (ODP) Rule 14a-8 Proposal: Special Shareholder Meetings

Attachments: ODP=SPM #1.doc; ODP=BL.pdf; ODP=SPM=FC.pdf; ODP=SPM=FC_1.pdf

ODP=SPM #1.doc (32 KB) ODP=BL.pdf (33 KB) ODP=SPM=FC.pdf (35 KB) ODP=SPM=FC_1.pdf (34 KB)

Please see the 4 attachments.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Office Depot, Inc. (ODP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company admittedly belated January 8, 2008 no action request is at least materially incomplete. Five pages are materially illegible. Plus the only page after the blank "Exhibit C" page is the blank "Exhibit D" page. Following this letter is a legible copy of the resolution which was faxed to the company on November 24, 2007.

The company admittedly belated January 8, 2008 no action request omitted this proponent email message to which was attached two December 4, 2007 fax confirmation pages for two separate faxes of the broker letter. These fax confirmation pages and the broker letter are attached to this letter.

> ------ Forwarded Message
> From: olmsted <olmsted7p@earthlink.net>
> Date: Tue, 08 Jan 2008 15:38:43 -0800
> To: Christopher Davies <Christopher.Davies@OfficeDepot.com>
> Subject: (ODP) Broker Letter
>
> Mr. Davies, Attached are two fax confirmations for the broker letter.
> Sincerely,
> John Chevedden

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
Christopher Davies <Christopher.Davies@OfficeDepot.com>

[ODP: Rule 14a-8 Proposal, November 24, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

John Chevedden, Redondo Beach, Calif. said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay. The Corporate Library said the amount of our CEO's "All Other Compensation" questions our board's ability to ensure that the executive pay process is sufficiently performance-related.
- We did not have an Independent Chairman – Independent oversight concern.
- Plus our Led Director, Mr. Austrian, has non-director links to our company – Independence concern.
- Three directors had 16 to 20 years tenure – Independence concern:
  - Mr. Fuente
  - Mr. Hedrick
  - Mr. Meyers

Additionally:

- Two of our directors served on 4 boards each including one board each rated "D" by The Corporate Library;

Ms. Gaines	Fannie Mae (FNM)
Ms. Evans	Lehman Brothers (LEH)

- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.

The above concerns shows there is room for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

National Financial Services LLC
Operations and Services Group
500 SALEM STREET C525, SMITHFIELD, RI 02917

December 4, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in a security held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 200.000 shares of the following security since November 16, 2006.

- Office Depot, Inc. (ODP)

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W038466-04DEC07

Post-it® Fax Note 7671

Date 12-7-07	# of pages ▶
To Christopher Chaves	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 561-438-4001	Fax #

438-1345

Fidelity INVESTMENTS

Exhibit C

Tracking Summary

Tracking Numbers

Tracking Number:	1Z 003 F35 01 9584 999 7
Type:	Package
Status:	**Delivered**
Delivered On:	12/04/2007 9:26 A.M.
Delivered To:	REDONDO BEACH, CA, US
Service:	NEXT DAY AIR

Tracking results provided by UPS: 12/31/2007 2:22 P.M. ET

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

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Office DEPOT

SEC Mail
Mail Processing
Section

FEB 22 2008

Washington, DC
109

February 21, 2008

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Office Depot, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Office Depot, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by John Chevedden (the "***Proponent***"), and received by the Company on November 24, 2007, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "***2008 Meeting***").

The Company has previously submitted a no-action request to the Staff on this Proposal (the "***Prior Request***"). This request is intended to supplement the Prior Request. For the reasons stated herein, we respectfully request that the Staff concur in our view that the Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. This request is being filed with the Staff less than 80 calendar days before the Company intends to file its definitive Proxy Materials for the 2008 Meeting with the Commission. As further described below, the Company requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause. The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March 3, 2008. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 28, 2008.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

1. This letter;
2. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as **Exhibit A**;
3. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. We understand that the Staff has confirmed that Rule 14a-8(k) requires shareholder proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if he elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company amend the Company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting compared to the standard allowed by applicable law on calling a special meeting." The Proposal also includes statements in support thereof (the "***Supporting Statement***") stating that "[s]hareholder control over timing [of special meetings] is especially important" and advocating the need for special meetings in order for stockholders to be able to consider matters such as "a takeover offer," and "a major acquisition or restructuring." The Proposal and the Supporting Statement are attached hereto as **Exhibit A**.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. The Proposal requests that the Board amend the Company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting compared to the standard allowed by applicable law on calling a special meeting." The Supporting Statement cites the importance of "[s]hareholder control over timing" of special meetings and the need for special meetings to be held to consider "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." Delaware law, however, restricts some actions with respect to these same matters. The Company, accordingly, believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the Delaware General Corporation Law (the "***DGCL***").

A special meeting called by Company is subject to certain restrictions, some of which cannot be eliminated by amending a bylaw or any other "governing documents." Specifically, Delaware law limits the subject matter to be considered at special meetings of stockholders and the ability of stockholders to control the timing of special meetings. For example, Section 222(b) of the DGCL generally provides that a special meeting cannot be held on less than ten days' notice to the stockholders. In contrast, the Supporting Statement indicates that the Proposal is necessary because "[s]hareholder control over timing" of special meetings is "especially" important in certain situations.

The Proposal also calls for the amendment of the Company's bylaws or other governing documents to enable a stockholder to call a meeting with no restriction on what the stockholder specifies as the purpose of the meeting, which would include even matters that are not a proper subject for stockholder action. In addition, the Supporting Statement specifically discusses giving stockholders the ability to unilaterally call a special meeting for the purpose of considering these improper matters, including "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." However, pursuant to Section 251 of the DGCL, stockholder cannot call a special meeting to enable the stockholders to vote on merger agreements or charter amendments because the DGCL does not permit stockholders to vote on such items unless they have first been approved by the Board and then submitted for stockholder approval. Thus, the Proposal seeks to create rights that are inconsistent with the DGCL.

The Staff has regularly granted no-action relief to other registrants under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) when a proposal requests that the board of directors take actions that are not authorized by the laws governing the company. *See, e.g., Noble Corporation* (January 19, 2007) (proposal requesting that the board of directors amend the articles of association excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated Cayman Islands law); *PG&E Corp.* (February 14, 2006) (Staff concurred with omission of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections because Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (January 6, 2005) (Staff concurred with omission of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" because Delaware law requires per share voting, not per capita voting as requested in the proposal); *GenCorp Inc.* (December 20, 2004) (Staff concurred with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company because the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors); *Xerox Corporation* (February 23, 2004) (proposal requesting that the board of directors amend the certificate of incorporation excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated New York law); and *Burlington Resources Inc.* (February 7, 2003) (proposal requesting that the board of directors amend the certificate of incorporation excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) as beyond the power and authority of the company to implement because implementation would have violated Delaware law).

The Proposal requests that the Board act so that there is "no restriction" on the shareholder right to "call a special meeting compared to the standard allowed by applicable law on calling a special meeting." However, Delaware law imposes certain restrictions on the procedures for calling, and the substance of, special meetings, none of which can be altered by the Company. For these reasons, the Company believes that the Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2).

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is impermissibly misleading and vague and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, published on September 15, 2004. In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's charter or bylaws. For example, in *Alaska Air Group Inc.* (April 11, 2007), the Staff concurred with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite." *See also Peoples Energy Corp.* (November 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

The Staff has agreed that a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). *See Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite") and *Puget Energy, Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

While the Proposal is not a model of clarity, on its face it requests that the Board of Directors amend the Bylaws and any other appropriate governing documents to place "no restriction" on the right of shareholders to call special meetings without regard to the requirements set forth in Delaware corporate law related to shareholders calling special meetings. The Supporting Statement reinforces that the Proposal appears to request that the Board of Directors eliminate even restrictions set forth under state law, because the Supporting Statement references to the need for shareholder control over the timing and subject matter of special meetings. If the Proponent intends another meaning of the Proposal, the language of the Proposal and Supporting Statement does not make that meaning evident and only serves to demonstrate the vagueness of, and ambiguities in, the Proposal. For example, the Proposal references "no restriction" on the "right" of stockholders to "call special meetings" compared to the standard allowed by applicable law on "calling a special meeting." However, pursuant to Section 211(d) of the DGCL, stockholders do not possess a "right" to call special meetings only the board of directors is specifically granted the power to call special meetings. In addition, while Delaware law imposes some restrictions on stockholders' ability to call special meetings (as discussed above), it otherwise "allows" for the adoption of a wide variety of bylaw or charter provisions to enable stockholders to call a special meeting.

In other words, Delaware law does not have a "standard allowed by applicable law" for when stockholders can call a special meeting and, in fact, Delaware law permits a provision authorizing a special meeting to be called by holders of 40% of a company's common shares or by any person who has held more than 25% of a company's common shares, as are many other standards. Thus, in the absence of default standard under Delaware law, the Proposal is vague and misleading due to the reference to a "comparison" to the "standard allowed by applicable law."

Similar to the Staff's findings on numerous occasions, the Company's stockholders "cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on." *The Boeing Corp.* (February. 10, 2004) (concurring that a proposal that the company amend its bylaws to require that an independent director serve as chairman could be excluded under Rule 14a-8(i)(3) "as vague and indefinite because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws"), *State Street Corp.* (March 1, 2005) (Staff concurred that a proposal could be excluded where it referenced state laws that were not applicable to the company), *see also Capital One Financial Corp.* (February 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's stockholders "would not know with any certainty what they are voting either for or against"). Moreover, neither the Company's stockholders nor the Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Because the Proposal is substantially vague and indefinite, it is very likely that Company and its shareholders would interpret the Proposal differently and would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

It is important to note that the Staff has recently granted no-action relief to several companies that had received a proposal that was identical to the Proposal from the Proponent. *See, Intel Corp. (January 31, 2008); Dow Chemicals Co. (January 31, 2008); Pfizer Inc. (January 29, 2008).*

For these reasons, the Company believes that the Proposal and the Supporting Statement may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Request for waiver of the 80 Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause." The Company believes that it has "good cause" for the delay. As described in the Prior Request and this letter, the Company has communicated with the Proponent on numerous occasions regarding the Proposal. The Company believes that the Staff will not be unduly burdened by this request and we hope will have adequate time to consider the arguments presented above. The Company also believes that the Proponent will be not be prejudiced or harmed by the waiver since the Proponent was already aware of the Company's position with respect to the Proposal. In addition, the Company also believes that the Proponent will not be harmed since he personally was involved in each of the 2008 no-action letters cited above in Section II. Because of the facts described above, the Company respectfully requests a waiver of the 80-day requirement.

The Company anticipates that the Proxy Materials and form of proxy will be finalized for printing on or about March 3, 2008. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by February 28, 2008.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2008 Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at (561) 438-8708.

Sincerely,

Christopher Davies, Esq.
Senior Securities Counsel
Office Depot, Inc.

Enclosures

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 21, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Office Depot, Inc. (ODP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company January 17, 2008 supplement is a red herring argument. It circuitously discusses purportedly missing a fake due date of 14-days after December 20, 2007 which was already made moot by the company December 3, 3007 letter demanding a December 17, 2007 due date.

In fact the December 17, 2007 due date was already met by the December 4, 2007 fax of the broker letter and the respective fax confirmation sheets.

The company also fails to clarify that it received only one email on January 10, 2008 and it was the complete rebuttal of its no action request.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 10, 2008 reasons including broker letter attachments, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Christopher Davies <Christopher.Davies@OfficeDepot.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Office Depot, Inc. (ODP)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The company admittedly belated January 8, 2008 no action request is at least materially incomplete. Five pages are materially illegible. Plus the only page after the blank "Exhibit C" page is the blank "Exhibit D" page. Following this letter is a legible copy of the resolution which was faxed to the company on November 24, 2007.

The company admittedly belated January 8, 2008 no action request omitted this proponent email message to which was attached two December 4, 2007 fax confirmation pages for two separate faxes of the broker letter. These fax confirmation pages and the broker letter are attached to this letter.

> ------ Forwarded Message
> From: olmsted <olmsted7p@earthlink.net>
> Date: Tue, 08 Jan 2008 15:38:43 -0800
> To: Christopher Davies <Christopher.Davies@OfficeDepot.com>
> Subject: (ODP) Broker Letter
>
> Mr. Davies, Attached are two fax confirmations for the broker letter.
> Sincerely,
> John Chevedden

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
Christopher Davies <Christopher.Davies@OfficeDepot.com>

[ODP: Rule 14a-8 Proposal, November 24, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

John Chevedden, Redondo Beach, Calif. said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay. The Corporate Library said the amount of our CEO's "All Other Compensation" questions our board's ability to ensure that the executive pay process is sufficiently performance-related.
- We did not have an Independent Chairman – Independent oversight concern.
- Plus our Led Director, Mr. Austrian, has non-director links to our company – Independence concern.
- Three directors had 16 to 20 years tenure – Independence concern:
  - Mr. Fuente
  - Mr. Hedrick
  - Mr. Meyers

Additionally:

- Two of our directors served on 4 boards each including one board each rated "D" by The Corporate Library;

Ms. Gaines Fannie Mae (FNM)
Ms. Evans Lehman Brothers (LEH)

- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.

The above concerns shows there is room for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

National Financial Services LLC
Operations and Services Group
500 SALEM STREET C525, SMITHFIELD, RI 02917

December 4, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in a security held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 200.000 shares of the following security since November 16, 2006.

- Office Depot, Inc. (ODP)

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W038466-04DEC07

CZP

Post-it® Fax Note 7671	Date 12-4-07	# of pages ▶
To Christopher Cavies	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 561-438-4001	Fax #	

438-1845

****
***   ACTIVITY REPORT   ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
			0251	TRANSMIT	ECM	1	OK	00'27
			0252	TRANSMIT	ECM	1	OK	00'20
			0253	TRANSMIT	ECM	1	OK	00'20
			0254	TRANSMIT	ECM	1	OK	00'16
			0255	TRANSMIT	ECM	1	OK	00'29
			0256	TRANSMIT		0	NG	00'00
							0 STOP	
			0257	TRANSMIT		0	NG	00'00
							0 STOP	
			0258	TRANSMIT	ECM	1	OK	00'18
			0259	TRANSMIT		0	NG	00'00
							0 STOP	
			0260	TRANSMIT	ECM	1	OK	00'17
			0261	TRANSMIT	ECM	1	OK	00'19
			0262	TRANSMIT	ECM	1	OK	00'17
			0263	TRANSMIT		0	NG	00'00
							0 STOP	
			0264	TRANSMIT		0	NG	00'00
							0 STOP	
			0265	TRANSMIT	ECM	1	OK	00'16
			5024	AUTO RX	ECM	5	OK	00'43
			0266	TRANSMIT	ECM	1	OK	00'27
			0267	TRANSMIT	ECM	1	OK	00'16
			0268	TRANSMIT		0	NG	00'00
							0 #018	
12/04 13:43	15614384001		0269	TRANSMIT	G3	1	OK	00'44

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
12/04 13:50	15614381845		0270	TRANSMIT	ECM	1	OK	00'38
			0271	TRANSMIT	G3	1	OK	00'34
			0272	TRANSMIT	ECM	1	OK	00'17
			0273	TRANSMIT	ECM	1	OK	00'16
			5025	AUTO RX	ECM	4	OK	01'57
			0274	TRANSMIT	ECM	3	OK	00'42
			0275	TRANSMIT	ECM	3	OK	00'48
			0276	TRANSMIT	ECM	4	OK	00'59
			0277	TRANSMIT	ECM	4	OK	00'35
			0278	TRANSMIT	G3	0	NG	00'47
							0	
			0279	TRANSMIT	ECM	4	OK	00'38
			0280	TRANSMIT	ECM	4	OK	00'41
			0281	TRANSMIT	ECM	4	OK	01'19
			0282	TRANSMIT	ECM	4	OK	01'19
			0283	TRANSMIT	G3	1	OK	00'37
			0284	TRANSMIT	ECM	1	OK	00'19
			0285	TRANSMIT	ECM	3	OK	00'43
			0286	TRANSMIT	ECM	3	OK	00'43
			0287	TRANSMIT	ECM	4	OK	01'02
			0288	TRANSMIT	G3	4	OK	01'38

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Office Depot, Inc.
Incoming letter dated January 8, 2008

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that Office Depot may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Office Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Office Depot relies.

We note that Office Depot may not have filed its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END